

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

October 6, 2009

Ms. Thum May Yin
Chief Financial Officer
Mezabay International, Inc.
800 5th Avenue, Suite 4100
Seattle, WA 98104

> **Re: Mezabay International, Inc.**
> **Form 8-K**
> **Filed September 28, 2009**
> **File No. 0-30013**

Dear Ms. Yin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed September 28, 2009

1. We note that you issued 10,000,000 shares of Series D convertible preferred stock in exchange for 100% of the capital stock of Gaeawave Sdn. Bhd. ("Gaeawave"). We further note that you approved a spin-off of 100% of the shares of Payment Business Solutions Sdn. Bhd. ("PBS") to your shareholders. Please provide us with the following information regarding these transactions:

- Citing applicable authoritative accounting guidance, such as ARB 51 and paragraphs 9 and A12-A13 of SFAS 141(R), tell us how you determined the accounting acquirer in the transaction.

- You disclose that the former shareholders of Gaeawave will, upon conversion of the preferred stock, own 1.005 billion shares of the company, representing approximately 50.9% of the company's common stock of approximately 1.974 billion shares. Please tell us how you determined the 1.974 billion share figure. In particular, explain if the 1.974 billion share figure includes all potential common shares, such as options and warrants that are currently exercisable and in-the-money, as well as all potential shares issuable upon conversion of debt and/or equity securities. If you excluded certain potential shares in computing the 50.9% figure, please explain your rationale for doing so.

- Tell us if you intend to account for the transaction as a recapitalization or using purchase accounting under SFAS 141(R). Ensure you explain in sufficient detail how you reached your conclusion. In doing so, tell us how you considered the impact of the spin-off of your PBS business in determining the accounting for the merger with GWSB, including whether the spin-off was contemplated as part of the larger merger transaction. Also tell us whether any subsidiaries of the pre-merger company are excluded from the spin-off transaction, and if so, whether any of the retained subsidiaries have material operations or assets.

- Please clarify if the Series D convertible preferred stock becomes convertible at the option of the holder or is automatically converted upon the circumstances discussed in (i) and (ii) on page 4 of your filing.

- Citing applicable authoritative accounting guidance, such as paragraph 23 of APB 29, tell us how you intend to account for the spin-off of PBS.

2. You disclose in Item 9.01 that the financial statements required by this item will be filed within 75 days of September 22, 2009. Please note that a Form 8-K announcing a transaction involving a reverse recapitalization with a shell company or a reverse acquisition with a domestic registrant that is not a shell company should include audited financial statements of the accounting acquirer, or the legal acquiree, and these financial statements must be filed no later than four business days after the consummation of the transaction. Accordingly, please amend your Form 8-K as soon as possible to provide the following information:

- Audited financial statements of the accounting acquirer for the two most recently completed fiscal years;

- Unaudited interim financial statements of the accounting acquirer for any interim period and the comparable prior year period; and

- Pro forma information depicting the effects of the acquisition and the spin-off transaction.

If applicable, please also revise your filing to disclose any intended change in independent accountants under Item 4.01 of Form 8-K and any changes in fiscal year end from that used by the registrant prior to the acquisition under Item 5.03 of Form 8-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief